                                    Securities and Exchange Commission

                                    Washington, D. C.  20549


                                    Form 11-K
                                    Annual Report

                                    Pursuant to Section 15(d) of the
                                    Securities Exchange Act of 1934

                                    For the fiscal year ended December 31, 1998

                                    Commission File No. 1-10697


                                    COMMERCIAL INTERTECH
                                    401(k) PLAN


                                    COMMERCIAL INTERTECH CORP.
                                    1775 Logan Avenue
                                    Youngstown, Ohio  44505

                                                        Financial Statements and
                                                          Supplemental Schedules

                                                Commercial Intertech 401(k) Plan

                                          Years ended December 31, 1998 and 1997
                                             with Report of Independent Auditors

                        Commercial Intertech 401(k) Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997





                                    CONTENTS


Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statement of Changes in Assets Available for Plan Benefits....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes.....................16
Line 27d--Schedule of Reportable Transactions.................................17


Exhibits

Consent of Independent Auditors..............................................18

                         Report of Independent Auditors

Administrative Committee
Commercial Intertech 401(k) Plan


We have audited the accompanying statements of assets available for plan benefits of the Commercial Intertech 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998, and Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                                     Ernst & Young LLP

Cleveland, Ohio
June 7, 1999



                                         Commercial Intertech 401(k) Plan

                                 Statements of Assets Available for Plan Benefits



                                                                                 DECEMBER 31
                                                                         1998                 1997
                                                                   ----------------------------------

ASSETS

Cash                                                               $      71,127     $      38,204
Interest receivable                                                        7,698             4,904
Employee contributions receivable                                        320,547           282,288
                                                                   ----------------  ----------------
                                                                         399,372           325,396
Investments:
   Interest in registered investment companies                        23,616,177        19,415,490
   Interest in common/collective trusts                               11,889,198        11,875,351
   Commercial Intertech Corp. Common Stock                             4,789,182         5,504,788
   Participant loans receivable                                          971,318           858,604
                                                                   ----------------  ----------------
                                                                      41,265,875        37,654,233
                                                                   ----------------  ----------------

Assets available for plan benefits                                 $  41,665,247     $  37,979,629
                                                                   ================  ================





See accompanying notes.


                                         Commercial Intertech 401(k) Plan

                                          Statement of Changes in Assets
                                            Available for Plan Benefits

                                           Year ended December 31, 1998



ADDITIONS
Employer contributions                                                                   $       5,773
Employee contributions                                                                       3,774,140
Interest income                                                                                 78,815
Dividend income                                                                              2,200,873
                                                                                         ----------------
                                                                                             6,059,601

DEDUCTIONS
Distributions                                                                                3,019,882
                                                                                         ----------------
                                                                                             3,039,719
Net realized and unrealized appreciation in
   aggregate current value of investments                                                      645,899
                                                                                         ----------------
Net addition                                                                                 3,685,618

Assets available for benefits at beginning of year                                          37,979,629
                                                                                         ----------------

Assets available for benefits at end of year                                             $  41,665,247
                                                                                         ================





See accompanying notes.

                        Commercial Intertech 401(k) Plan

                          Notes to Financial Statements

                          Year ended December 31, 1998


A.    PLAN AMENDMENTS AND RESTATEMENT

The Commercial Intertech 401(k) Plan (the "Plan") constitutes an amendment and restatement of the Commercial Intertech Retirement Stock Ownership and Savings Plan and the merger of the Cylinder City Savings and Retirement Plan, both effective September 1, 1997. Prior to the Plan merger, the Commercial Intertech Corp. (the "Company") matching portion of the Plan was transferred, effective September 1, 1997, to the Commercial Intertech Employee Stock Ownership Plan (the "ESOP").

On June 16, 1997, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee completes the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service. This amendment was effective January 1, 1997, and did not have a significant impact on the assets available for benefits.

Effective January 1, 1999, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee reaches age 18 and completes six months of eligibility service. This amendment is not expected to have a significant impact on the assets available for benefits.

B.    DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, under which participants may elect to contribute up to 18% of their compensation, on a tax-deferred basis, into the Plan. Prior to September 1, 1997, the Plan consisted of a pre-tax savings program allowing contributions up to 15% of a participant's compensation, a post-tax program under which participants could contribute up to an additional 10% of their compensation, and a leveraged matching employee stock ownership plan. Participant contributions are subject to IRS limitations.

Employee contributions are accrued as income by the Plan on a monthly basis. The Company contributes, into the ESOP, 50% (made in Commercial Intertech Corp. Preferred and Common shares as needed) of the first 6% of eligible compensation that a participant contributes into the Plan on a tax-deferred basis. Prior to September 1, 1997, Company matching contributions were made directly into the leveraged matching portion of the Plan. Post-tax contributions were made with after-tax dollars and did not receive Company matching contributions.

                        Commercial Intertech 401(k) Plan

B.    DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan were designed to comply with
Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options at any time. With the exception of the Commercial Intertech Common Stock Fund, all-new investment options were offered effective September 1, 1997.

At December 31, 1998, 519 individuals participated in the Commercial Intertech Common Stock Fund, 556 individuals participated in the Benham Stable Asset Fund, 179 individuals participated in the Benham GNMA Fund, 133 individuals participated in the American Century Strategic Allocation: Conservative Fund, 267 individuals participated in the American Century Strategic Allocation:
Moderate Fund, 279 individuals participated in the American Century Strategic
Allocation: Aggressive Fund, 486 individuals participated in the Barclays Equity Index Fund, 341 individuals participated in the American Century Value Fund, 652 individuals participated in the American Century Equity Growth Fund, 797 individuals participated in the Twentieth Century Ultra Fund, 239 individuals participated in the Twentieth Century Vista Fund, and 489 individuals participated in the Twentieth Century International Growth Fund.

At December 31, 1997, 480 individuals participated in the Commercial Intertech Common Stock Fund, 630 individuals participated in the Benham Stable Asset Fund, 166 individuals participated in the Benham GNMA Fund, 117 individuals participated in the American Century Strategic Allocation: Conservative Fund, 285 individuals participated in the American Century Strategic Allocation:
Moderate Fund, 278 individuals participated in the American Century Strategic
Allocation: Aggressive Fund, 451 individuals participated in the Barclays Equity Index Fund, 350 individuals participated in the American Century Value Fund, 591 individuals participated in the American Century Equity Growth Fund, 755 individuals participated in the Twentieth Century Ultra Fund, 236 individuals participated in the Twentieth Century Vista Fund, and 489 individuals participated in the Twentieth Century International Growth Fund.

                        Commercial Intertech 401(k) Plan

B.    DESCRIPTION OF THE PLAN (CONTINUED)

All investment account dollars that result from employee contributions and related investment results are immediately vested. There were no non-vested assets in the Plan attributable to terminated employees at December 31, 1998.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest at the date of the loan.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of UMB Bank, an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, forfeitures and distributions from the Plan may be obtained from the Committee.

C.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

                        Commercial Intertech 401(k) Plan

C.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments consisting of common shares of Commercial Intertech Corp. are carried at the closing market price on the last business day of the Plan's year. Investments in registered investment company funds (Benham GNMA Fund, Twentieth Century Strategic Allocation: Conservative, Moderate, and Aggressive Funds, American Century Value and Equity Growth Funds, and Twentieth Century Ultra, Vista, and International Growth Funds) and in common/collective trusts (Benham Stable Asset Fund, Barclays Equity Index Fund) are carried at the value of their underlying assets as of the last business day of the Plan's year as determined by their respective Investment Managers.
Participant loans receivable are valued at cost which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Commercial Intertech 401(k) Plan

D.    STATEMENTS OF CHANGES IN NET ASSETS OF PARTICIPANT DIRECTED FUNDS

The amount of assets in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:

                                                                 AMERICAN       AMERICAN      AMERICAN
                                                                 CENTURY        CENTURY        CENTURY
                                                                STRATEGIC      STRATEGIC      STRATEGIC
                                      BENHAM       BENHAM       ALLOCATION     ALLOCATION    ALLOCATION
                                   STABLE ASSET     GNMA       CONSERVATIVE     MODERATE     AGGRESSIVE
                                       FUND         FUND           FUND           FUND          FUND
                                   ------------------------------------------------------------------------
ADDITIONS
Employer contributions             $      1,561  $       181   $       83    $       336    $       675
Employee contributions                  404,999      107,777       54,746        181,804        202,332
Interest income                          12,815        1,428        1,026          2,680          4,770
Dividend income                         461,437       96,632       38,464         83,406         45,661
                                   ------------------------------------------------------------------------
Total additions                         880,812      206,018       94,319        268,226        253,438

DEDUCTIONS
Distributions                         1,472,460      104,003        7,124        146,800         74,121
                                   ------------------------------------------------------------------------
                                       (591,648)     102,015       87,195        121,426        179,317

Net realized and unrealized
   appreciation (depreciation)           58,752        1,459       17,738         95,457        120,112
Transfers to (from) fund               (583,258)       3,450       63,030       (224,549)      (317,709)
                                   ------------------------------------------------------------------------
Net additions (deductions)           (1,116,154)     106,924      167,963         (7,666)       (18,280)

Net fund assets at beginning of       8,786,999    1,535,387      494,174      1,519,228      1,307,799
   year
                                   ------------------------------------------------------------------------

NET FUND ASSETS AT END OF YEAR     $  7,670,845  $ 1,642,311   $  662,137    $ 1,511,562    $ 1,289,519
                                   ========================================================================



                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)






                             AMERICAN                               TWENTIETH     COMMERCIAL
  BARCLAYS      AMERICAN     CENTURY     TWENTIETH    TWENTIETH      CENTURY      INTERTECH
   EQUITY       CENTURY       EQUITY      CENTURY      CENTURY    INTERNATIONAL     COMMON    PARTICIPANT
    INDEX        VALUE        GROWTH       ULTRA        VISTA         GROWTH        STOCK        LOANS
    FUND          FUND         FUND         FUND         FUND          FUND          FUND      RECEIVABLE
------------------------------------------------------------------------------------------------------------

 $       205    $      487  $      431   $    1,017   $       98    $      430   $       269
     398,083       278,673     610,519      830,725      143,813       297,167       225,242
       5,272         5,267      10,315       15,068        3,089         5,546         8,746
           0       350,545     302,619      622,376            0        33,772       165,961
------------------------------------------------------------------------------------------------------------
     403,560       634,972     923,884    1,469,186      147,000       336,915       400,218


     280,309       132,212     150,879      245,825       28,802        82,773       256,663   $   37,911
------------------------------------------------------------------------------------------------------------
     123,251       502,760     773,005    1,223,361      118,198       254,142       143,555       37,911


     912,385      (272,745)  1,003,638    1,189,861     (110,246)      280,123    (2,650,635)
      94,365      (373,057)    261,453     (533,422)    (146,092)     (219,233)    1,824,397      150,625
------------------------------------------------------------------------------------------------------------
   1,130,001      (143,042)  2,038,096    1,879,800     (138,140)      315,032      (682,683)     112,714

   3,088,352     2,106,675   4,612,144    5,360,561      765,936     1,713,586     5,542,992      858,604
------------------------------------------------------------------------------------------------------------

 $ 4,218,353    $1,963,633  $6,650,240   $7,240,361   $  627,796    $2,028,618   $ 4,860,309   $  971,318
============================================================================================================

                        Commercial Intertech 401(k) Plan

E.    INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

F.    TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $2,604,436 and sold shares of common stock of the Company for $499,048 during the year ended December 31, 1998. The Plan also received dividends on common stock of the Company of $165,961 during the year ended December 31, 1998.

                        Commercial Intertech 401(k) Plan

G.    INVESTMENTS

As of December 31, 1998, the Plan's investments consist of common stock of the Company, interests in common/collective trusts (Benham Stable Asset Fund, Barclays Equity Index Fund), interests in a registered investment company (American Century Investments), amounts in a temporary investment fund, and loans to participants as follows:

       IDENTITY OF ISSUER                   DESCRIPTION OF                                 CURRENT
        OR SIMILAR PARTY                      INVESTMENT                   COST             VALUE
---------------------------------------------------------------------------------------------------------

 *Commercial Intertech Corp.       370,164 Common Shares,
                                      $1.00 Par Value                   $   4,627,381  **  $    4,789,182

  SEI Trust                        Benham Stable Asset Fund                 7,670,845  **       7,670,845

 *American Century Investments     Benham GNMA Fund                         1,630,507           1,642,311

 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Conservative Fund            656,279             662,137

 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Moderate Fund              1,447,758           1,511,562

 *American Century Investments     Twentieth Century Strategic
                                      Allocation: Aggressive Fund           1,220,516           1,289,519

  Wells Fargo                      Barclays Equity Index Fund               3,277,945  **       4,218,353

 *American Century Investments     American Century Value Fund              2,393,468           1,963,633

 *American Century Investments     American Century Equity
                                      Growth Fund                           5,904,381  **       6,650,240

 *American Century Investments     Twentieth Century Ultra Fund             7,073,642  **       7,240,361

 *American Century Investments     Twentieth Century Vista Fund               828,797             627,796

 *American Century Investments     Twentieth Century International
                                      Growth Fund                           1,950,171           2,028,618

 *UMB Bank                         Scout Prime 1 Mutual Fund                   71,127              71,127

 *Participants                     Loans receivable                                 -             971,318
                                                                     ------------------------------------

                                                                        $  38,752,817      $   41,337,002
                                                                     ====================================


                        Commercial Intertech 401(k) Plan

As of December 31, 1997, the Plan's investments consisted of common stock of the Company, interests in common/collective trusts (Benham Stable Asset Fund, Barclays Equity Index Fund), interests in a registered investment company (American Century Investments), amounts in a temporary investment fund, and loans to participants as follows:

       IDENTITY OF ISSUER                    DESCRIPTION OF                                 CURRENT
        OR SIMILAR PARTY                       INVESTMENT                    COST            VALUE
----------------------------------------------------------------------------------------------------------

 *Commercial Intertech Corp.       265,291 Common Shares,
                                      $1.00 Par Value                     $   2,426,238 **  $   5,504,788

   SEI Trust                       Benham Stable Asset Fund                   8,786,999 **      8,786,999

 *American Century Investments     Benham GNMA Fund                           1,521,067         1,535,387

 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Conservative Fund              506,433           494,174

 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Moderate Fund                1,542,454         1,519,228

 *American Century Investments     Twentieth Century Strategic
                                     Allocation: Aggressive Fund              1,346,196         1,307,799

   Wells Fargo                     Barclays Equity Index Fund                 2,948,825 **      3,088,352

 *American Century Investments     American Century Value Fund                2,359,679 **      2,106,675

 *American Century Investments     American Century Equity Growth Fund        4,863,398 **      4,612,144

 *American Century Investments     Twentieth Century Ultra Fund               6,523,964 **      5,360,561

 *American Century Investments     Twentieth Century Vista Fund                 922,695           765,936

 *American Century Investments     Twentieth Century International
                                      Growth Fund                             1,921,493         1,713,586

 *UMB Bank                         Scout Prime 1 Mutual Fund                     38,204            38,204

 *Participants                     Loans receivable                                   -           858,604
                                                                       -----------------------------------

                                                                          $  35,707,645     $  37,692,437
                                                                       ===================================

    * Party-in-interest.

   ** Investment representing five percent or more of the Plan's assets available for benefits.


                        Commercial Intertech 401(k) Plan

G.    INVESTMENTS (CONTINUED)

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1998, is as follows:

Fair value determined by closing market price:
   Commercial Intertech Corp. Common Stock                                       $     (2,650,635)
Fair value determined by other means (see Footnote C):
   Benham Stable Asset Fund                                                                58,752
   Benham GNMA Fund                                                                         1,459
   American Century Strategic Allocation:
     Conservative Fund                                                                     17,738
     Moderate Fund                                                                         95,457
     Aggressive Fund                                                                      120,112
   Barclays Equity Index Fund                                                             912,385
   American Century Value Fund                                                           (272,745)
   American Century Equity Growth Fund                                                  1,003,638
   Twentieth Century Ultra Fund                                                         1,189,861
   Twentieth Century Vista Fund                                                          (110,246)
   Twentieth Century International Growth Fund                                            280,123
                                                                               --------------------

                                                                                 $        645,899
                                                                               ====================


The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1998, was $12.938).

                        Commercial Intertech 401(k) Plan

H.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                 DECEMBER 31
                                                                           1998               1997
                                                                     --------------------------------------
     Assets available for benefits per the financial statements        $    41,665,247     $   37,979,629

     Amounts allocated to withdrawing participants                          (2,860,236)          (777,668)
                                                                     --------------------------------------
     Assets available for benefits per the
       Form 5500                                                       $    38,805,011     $   37,201,961
                                                                     ======================================


The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

   Distributions paid to participants per the financial statements                       $    3,019,882
   Add amounts allocated to withdrawing participants at
     December 31, 1998                                                                        2,860,236
   Less amounts allocated to withdrawing participants at
     December 31, 1997                                                                         (777,668)
                                                                                     ---------------------

   BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                                       $    5,102,450
                                                                                     =====================


                        Commercial Intertech 401(k) Plan

I.    EMPLOYER CONTRIBUTIONS

Effective September 1, 1997, the Company is obligated to make matching contributions in cash to the ESOP which, when aggregated with the ESOP's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the ESOP to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the ESOP in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the ESOP based upon the ratio of the participant's current Company matching contribution to the ESOP for the Plan year to the aggregate Company matching contributions to the ESOP for all participants for the Plan year. Prior to September 1, 1997, employer contributions were made to the Plan on the same basis as described above.

On September 16, 1998, the Company made a one-time contribution of $5,773 to the Plan, which was allocated to certain Plan participants that were active participants in the Cylinder City Savings and Retirement Plan (see Note A) in 1995. The corrective contribution was made to allow that plan to satisfy the actual deferral percentage test under Section 401(k)(3) of the Internal Revenue Code for the plan year ended December 31, 1995, and does not affect the current tax status of the Plan.

J.    YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by September 1999. The Plan Sponsor does not expect this project to have a significant effect on the Plan's operations.




                                             Commercial Intertech 401(k) Plan

                                                      EIN 34-0159880
                                                      Plan Number 011

                                 Line 27a--Schedule of Assets Held for Investment Purposes

                                                     December 31, 1998



                                             DESCRIPTION OF INVESTMENT,
                                               INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL,                                         CURRENT
    LESSOR OR SIMILAR PARTY                      PAR OR MATURITY VALUE                          COST                VALUE
-----------------------------------------------------------------------------------------------------------------------------

*Commercial Intertech Corp.                   370,164 common shares
                                                 $1.00 par value                       $      4,627,381     $     4,789,182

  SEI Trust                                   Benham Stable Asset Fund                        7,670,845           7,670,845

*American Century Investments                 Benham GNMA Fund                                1,630,507           1,642,311

*American Century Investments                 Twentieth Century Strategic
                                                 Allocation: Conservative Fund                  656,279             662,137

*American Century Investments                 Twentieth Century Strategic
                                                 Allocation: Moderate Fund                    1,447,758           1,511,562

*American Century Investments                 Twentieth Century Strategic
                                                 Allocation: Aggressive Fund                  1,220,516           1,289,519

  Wells Fargo                                 Barclays Equity Index Fund                      3,277,945           4,218,353

*American Century Investments                 American Century Value Fund                     2,393,468           1,963,633

*American Century Investments                 American Century Equity Growth Fund             5,904,381           6,650,240

*American Century Investments                 Twentieth Century Ultra Fund                    7,073,642           7,240,361

*American Century Investments                 Twentieth Century Vista Fund                      828,797             627,796

*American Century Investments                 American Century International Growth
                                                 Fund                                         1,950,171           2,028,618

*UMB Bank                                     Scout Prime 1 Mutual Fund                          71,127              71,127

*Participants                                 Loans receivable; interest rates at
                                                 prime plus 1% and maturities from 1
                                                 to 10 years                                          -             971,318
                                                                                       -------------------  -----------------

                                                                                       $     38,752,817     $    41,337,002
                                                                                       ===================  =================


*    Indicates party-in-interest to the Plan.



                                                  Commercial Intertech 401(k) Plan

                                                           EIN 34-0159880
                                                           Plan Number 011

                                            Line 27d--Schedule of Reportable Transactions

                                                    Year ended December 31, 1998



                                                                                                       EXPENSE
                                                                   PURCHASE            SELLING      INCURRED WITH      COST OF
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSETS              PRICE               PRICE      TRANSACTION(A)       ASSET
-------------------------------------------------------------------------------------------------------------------------------

CATEGORY  (iii)--SERIES OF TRANSACTIONS
IN EXCESS OF 5% OF THE CURRENT VALUE OF
PLAN ASSETS

SEI Trust                     Benham Stable Asset Fund        $   2,572,394                                       $   2,572,394
                                                                                  $  3,688,547                        3,688,547
Wells Fargo                   Barclays Equity Index Fund          1,278,967                                           1,278,967
                                                                                     1,061,244                          949,848
*American Century             American Century Equity             1,905,096                                           1,905,096
   Investments                  Growth Fund                                            871,740                          864,051
*American Century              Twentieth Century Ultra Fund       1,901,992                                           1,901,992
   Investments                                                                       1,210,784                        1,318,124
*Commercial Intertech          Common stock                       2,604,436                                           2,604,436
    Corp.                                                                              499,048                          279,061
*UMB Bank                      Scout Prime 1 Mutual Fund          2,352,145                                           2,352,145
                                                                                     2,319,221                        2,319,221



                                                                    CURRENT
                                                                   VALUE OF
                                                                    ASSET ON
                                                                  TRANSACTION         NET GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSETS              DATE(B)          OR (LOSS)
-----------------------------------------------------------------------------------------------

CATEGORY  (iii)--SERIES OF TRANSACTIONS
IN EXCESS OF 5% OF THE CURRENT VALUE OF
PLAN ASSETS

SEI Trust                     Benham Stable Asset Fund         $  2,572,394
                                                                  3,688,547
Wells Fargo                   Barclays Equity Index Fund          1,278,967
                                                                  1,061,244       $  111,396
*American Century             American Century Equity             1,905,096
   Investments                  Growth Fund                         871,740            7,689
*American Century              Twentieth Century Ultra Fund       1,901,992
   Investments                                                    1,210,784         (107,340)
*Commercial Intertech          Common stock                       2,604,436
    Corp.                                                           499,048          219,987
*UMB Bank                      Scout Prime 1 Mutual Fund          2,352,145
                                                                  2,319,221




*   Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.


                                                                       Exhibit I






                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-43907) pertaining to the Commercial Intertech 401(k) Plan of our report dated June 7, 1999, with respect to the financial statements and schedules of the Commercial Intertech 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                              Ernst & Young LLP


Cleveland, Ohio
June 18, 1999

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



Date:  June 25, 1999                        Commercial Intertech 401(k) Plan




                                            By: James M. Donchess
                                                -------------------------------
                                                James M. Donchess
                                                Corporate Attorney, Benefits







                                       4